FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2007
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, A Grigorian°, N J Holland
†
(Chief Financial Officer), J M McMahon
†
,
J G Hopwood, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639
williej@goldfields.co.za
Nerina Bodasing
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina.bodasing@goldfields.co.z
North America
Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293
camartin@gfexpl.com
M E D I A    R E L E A S E
GOLD FIELDS TERMINATES
WESTERN AREAS HEDGE BOOK
Johannesburg, 25 January 2007: Gold Fields Limited (Gold
Fields) (NYSE, JSE, DIFX: GFI) is pleased to announce that the
Western Areas hedge book has been terminated.
The hedge book was terminated at an average spot gold price of
US$622.14/oz and a total cost of US$528 million.
Gold Fields inherited the Western Areas hedge book when it took control of Western Areas in December 2006. The hedge book
had a maturity profile from December 2006 to December 2014
and consisted of options, with a delta of 1,005,000 gold ounces, and deferred premiums. At the end of the last quarter, on 29
December 2006, the marked to market value of the hedge book
was US$383 million, with a deferred premium of US$ 157 million, for a total of US$540 million. This compares to the total cost of termination of US$528 referred to above.
Ian Cockerill, Chief Executive Officer of Gold Fields said:
“We terminated the Western Areas hedge book because we
believe in gold. “
“The hedge book was significantly under water and was a
crippling liability to the South Deep mine. Now we can bring the asset to account in a transparent manner.”
“Gold Fields is of the view that the price of gold remains firmly in a long-term upward trend and, with that outlook, it does not make any sense whatsoever to be hedged.”
“It also ensures that Gold Fields remains fully transparent to investors, and that its balance sheet remains simple to
understand.”
- ends -

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 25 January 2007
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs